

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 9, 2010

Mr. Thomas Fuller
Chief Financial Officer
Pet DRx Corporation
c/o VCA Antech
12401 West Olympic Boulevard
Los Angeles, CA 90064

      Re: Pet DRx Corporation
             Schedule 14C
             File No. 001-34085
             Filed July 23, 2010

Dear Mr. Fuller:

We have limited our review of your information statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your information statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your information statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 5

Background to the Merger

1.   Please revise the "particular interests of officers and members of the board" to clarify the nature and extent of all material interests. For instance, we note the disclosure on page 14 that the sellers retained separate counsel to represent their interests. Currently it is unclear to what extent these interests differ from the disclosure presented on page S-4 and page 30. Please advise. It is also unclear what fees and expenses are covered by the "transaction bonus pool" and whether any services by NEOs or directors are meant to be compensated through the bonus pool.

<u>Interests of Pet DRx's Officers and Directors in the Stock Purchase Agreement and the Merger Agreement, page 30</u>

2.   Please revise to disclose the actual amount of debts repaid to each named executive officer and director in connection with your transaction. Also, please provide similarly detailed disclosure as it relates to your options and clarify whether such options were vested or not.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

Cc: Keith Melman
Fax: (310) 229-1001